Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

June 29, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on June 29, 2009.

Item 4

Summary of Material Change

Gammon Gold Announces Amended Credit Facility that Restores Full Access to Credit Facilities

Item 5

Full Description of Material Change

Halifax, June 29, 2009: Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that the Company and its current lending syndicate comprised of the Bank of Montreal and the Bank of Nova Scotia, have agreed to amend the Company’s current credit facility that will restore the Company’s ability to access the undrawn portion of its current US$50 million credit facility.

Under the terms of the revised agreement the current loan covenant breach has been waived and any restrictions that were imposed as result of that breach have been removed. The amortization repayment schedule has been revised and the facility remains subject to certain amended financial covenants, while production and cash operating covenants have been removed.

"While we remain confident that our improved cash position combined with our strong cash flow profile is more than sufficient to fund our business model, the credit facility provides assurance that the Company has access to contingency funding if required." stated René Marion, Chief Executive Officer of Gammon Gold. "We continue to move forward in executing our 2009 business model that is underpinned by our strong cash flow profile."

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

June 29, 2009